UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  11 )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,846,686
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,846,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,846,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.92%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,424,955
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,424,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,424,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.64%(1)
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	5,271,641
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	5,271,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,271,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	5,271,641
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	5,271,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,271,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,846,686
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,846,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,846,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.92%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,846,686
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,846,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,846,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.92%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	5,271,641
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	5,271,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,271,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 148,224,429 shares of Class A Common Stock of the Issuer outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

This Amendment No. 11 (this “Amendment No. 11”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”), Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), Amendment No. 6, filed July 22, 2016 (“Amendment No. 6”), Amendment No. 7, filed October 19, 2016 (“Amendment No. 7”), Amendment No. 8, filed November 10, 2016 (“Amendment No. 8”), Amendment No. 9, filed November 18, 2016 (“Amendment No. 9”) and Amendment No. 10, filed March 23, 2016 (“Amendment No. 10”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 11, is referred to herein as “this Schedule 13D.”

This Amendment No. 11 constitutes an “exit filing” with respect to Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc., and David A. Tepper (each a “Reporting Person”, and together, the “Reporting Persons”).

This Amendment No. 11 hereby amends Items 4 and 5 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following to the last paragraph of Item 4 of the prior Schedule 13D:

Consummation of the Merger

On October 16, 2017, the Issuer announced the closing of its previously announced merger and sponsorship transaction (“Merger Transaction”) pursuant to which stockholders were given the option to retain their shares of Series A Common Stock or receive cash therefor following the consummation of the Merger Transaction. Following the consummation of the Merger Transaction, none of the Reporting Persons beneficially owns more than 5% of the outstanding shares of Class A Common Stock.

ITEM 5.     Interest in Securities of Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the prior Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D.

(c) The information set forth in Item 4 of this Amendment No. 11 is incorporated by reference into Item 5(c) of this Schedule 13D.

Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

On October 16, 2017, pursuant to the Transaction Agreement and in connection with the consummation of the Merger Transaction, 1,698,081 of AILP’s Class A Shares and 1,446,513 of Palomino Master’s Class A Shares converted into the right to receive the per share cash merger consideration of $9.52.

      (e) Effective October 16, 2017, each of the Reporting Persons ceased to be the beneficial owner of 5% of the shares of Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

Person	Date	Security	Approx. Price per Share (excl. commissions)	Amount of Shares Bought (Sold)	Type of Transaction
Palomino Master	8/23/2017	Class A common stock	13.3996	(6,497)	Ordinary Brokerage Transaction
AILP	8/23/2017	Class A common stock	13.3996	(1,519)	Ordinary Brokerage Transaction
AILP	8/23/2017	Class A common stock	13.3996	(6,108)	Ordinary Brokerage Transaction
Palomino Master	8/24/2017	Class A common stock	13.4549	(9,009)	Ordinary Brokerage Transaction
AILP	8/24/2017	Class A common stock	13.4549	(10,575)	Ordinary Brokerage Transaction
Palomino Master	9/22/2017	Class A common stock	13.3787	(4,600)	Ordinary Brokerage Transaction
AILP	9/22/2017	Class A common stock	13.3787	(5,400)	Ordinary Brokerage Transaction
Palomino Master	9/25/2017	Class A common stock	13.3551	(8,361)	Ordinary Brokerage Transaction
AILP	9/25/2017	Class A common stock	13.3551	(3,628)	Ordinary Brokerage Transaction
AILP	9/25/2017	Class A common stock	13.3551	(6,188)	Ordinary Brokerage Transaction
Palomino Master	9/26/2017	Class A common stock	13.4979	(5,876)	Ordinary Brokerage Transaction
Palomino Master	9/26/2017	Class A common stock	13.4979	(3,554)	Ordinary Brokerage Transaction
AILP	9/26/2017	Class A common stock	13.4979	(7,490)	Ordinary Brokerage Transaction
AILP	9/26/2017	Class A common stock	13.4979	(3,579)	Ordinary Brokerage Transaction
Palomino Master	9/27/2017	Class A common stock	13.4934	(12,485)	Ordinary Brokerage Transaction
Palomino Master	9/27/2017	Class A common stock	13.4934	(349)	Ordinary Brokerage Transaction
AILP	9/27/2017	Class A common stock	13.4934	(14,739)	Ordinary Brokerage Transaction
AILP	9/27/2017	Class A common stock	13.4934	(326)	Ordinary Brokerage Transaction
Palomino Master	9/28/2017	Class A common stock	13.3106	(11,665)	Ordinary Brokerage Transaction
AILP	9/28/2017	Class A common stock	13.3106	(13,693)	Ordinary Brokerage Transaction
Palomino Master	9/29/2017	Class A common stock	13.2612	(9,469)	Ordinary Brokerage Transaction
AILP	9/29/2017	Class A common stock	13.2612	(11,116)	Ordinary Brokerage Transaction
Palomino Master	10/2/2017	Class A common stock	13.0939	(16,100)	Ordinary Brokerage Transaction
AILP	10/2/2017	Class A common stock	13.0939	(9,143)	Ordinary Brokerage Transaction
AILP	10/2/2017	Class A common stock	13.0939	(9,757)	Ordinary Brokerage Transaction
Palomino Master	10/3/2017	Class A common stock	13.0680	(460)	Ordinary Brokerage Transaction
AILP	10/3/2017	Class A common stock	13.0680	(540)	Ordinary Brokerage Transaction
Palomino Master	10/9/2017	Class A common stock	13.0738	(10,721)	Ordinary Brokerage Transaction
Palomino Master	10/9/2017	Class A common stock	13.0738	(4,967)	Ordinary Brokerage Transaction
Palomino Master	10/9/2017	Class A common stock	13.0738	(2,405)	Ordinary Brokerage Transaction
AILP	10/9/2017	Class A common stock	13.0738	(2,114)	Ordinary Brokerage Transaction
AILP	10/9/2017	Class A common stock	13.0738	(13,462)	Ordinary Brokerage Transaction
AILP	10/9/2017	Class A common stock	13.0738	(3,047)	Ordinary Brokerage Transaction
AILP	10/9/2017	Class A common stock	13.0738	(2,617)	Ordinary Brokerage Transaction
Palomino Master	10/10/2017	Class A common stock	13.0433	(21,166)	Ordinary Brokerage Transaction
AILP	10/10/2017	Class A common stock	13.0433	(24,848)	Ordinary Brokerage Transaction
Palomino Master	10/12/2017	Class A common stock	12.8833	(6,302)	Ordinary Brokerage Transaction
AILP	10/12/2017	Class A common stock	12.8833	(7,398)	Ordinary Brokerage Transaction
Palomino Master	10/13/2017	Class A common stock	12.2546	(552)	Ordinary Brokerage Transaction
AILP	10/13/2017	Class A common stock	12.2546	(648)	Ordinary Brokerage Transaction
Palomino Master	10/17/2017	Class A common stock	9.5202	(1,446,513)	Merger Transaction
AILP	10/17/2017	Class A common stock	9.5202	(1,698,081)	Merger Transaction
Palomino Master	10/17/2017	Class A common stock	13.0537	(7,510)	Ordinary Brokerage Transaction
AILP	10/17/2017	Class A common stock	13.0537	(8,818)	Ordinary Brokerage Transaction
Palomino Master	10/17/2017	Class A common stock	12.0295	7,510	Ordinary Brokerage Transaction
AILP	10/17/2017	Class A common stock	12.0295	8,818	Ordinary Brokerage Transaction